Results of Shareholder Votes


A Special Meeting of Shareholders was held on February 18, 2010. Common shareholders voted on the proposal for a new Investment Advisory Agreement. The Annual Meeting of Shareholders was held on July 19, 2010 and common shareholders voted on the election of Trustees. The meeting was adjourned and reconvened on August 9, 2010. At the August 9, 2010 meeting, common shareholders voted on the proposal for a new Investment Sub- Advisory Agreement.

With regard to the election of the following Trustees by common shareholders of the Fund and the proposal for the new Investment Advisory Agreement and Investment Sub-Advisory Agreement:

                                      # of Shares    # of Shares     # of Shares
                                       in Favor       Against           Withheld

New Investment Advisory Agreement      8,402,125       891,152          462,374
Steven D. Cosler                      10,546,176             -          393,529
Robert M. Hamje                       10,527,430             -          412,275
New Investment Sub-Advisory Agreement  8,056,342       218,550          172,204